For immediate release

FURTHER CAUTIONARY ANNOUNCEMENT

May 3 2012, Johannesburg, South Africa Anooraq Resources Corporation (“Anooraq” or the “Company”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) reports on the announcement released on 2 February 2012, relating to the agreement of the key terms in respect of a transaction to restructure, recapitalise and refinance Anooraq and the Bokoni group of companies (“Bokoni group”) (the “Transaction”), by the boards of directors of Anglo American Platinum Limited, a 79% held subsidiary of Anglo American plc, and Anooraq.

Shareholders are advised that the financial effects of the Transaction are still being determined and may have a material effect on the price of Anooraq securities. Accordingly, Anooraq shareholders are advised to continue exercising caution when dealing in Anooraq securities until a further announcement is made.

A further announcement will be released on the Securities Exchange News Service of the Johannesburg Stock Exchange, as well as filed on SEDAR and EDGAR, and published in the South African press as soon as the definitive agreements have been signed and the financial effects have been finalised.

Contact information:

Anooraq Resources Corporation
Joel Kesler
Executive: Corporate Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Nicola Taylor
Office: +27 11 880 3924
Mobile: +27 82 927 8957

Macquarie First South Capital
Annerie Britz/ Yvette Labuschagne/ Melanie de Nysschen
Office: +27 11 583 2000

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.